DATE:  July 8, 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

AGREEMENT TO PURCHASE 72% APEX MINING CO SIGNED

LONDON, United Kingdom, DATE: July 8, 2005 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK .

Crew is pleased to announce that based on the agreement of February 9th.2005 and a positive evaluation of the Due Diligence, Crew and affiliated partners on July 8, signed a “Supplement Agreement” to purchase 72% of the issued capital in Apex Mining Co (AMCI) for a total consideration of USD 6.6 million.

The Supplement Agreement has defined a 90 day period (Curing Period) in which the Sellers will complete a limited number of outstanding issues identified during the Due Diligence process. A “Definitive Agreement” is scheduled to be signed on or before August 4th 2005. The Definitive Agreement will trigger a mandatory bid on behalf of the buyers for the remaining 28% shares in Apex Mining Co. and will be launched immediately after the signing of the Definitive Agreement.

On, or before, October 4th 2005 (Closing Date) the transaction will be concluded by a transfer of the shares in Apex to Crew and affiliated companies against payment of USD 6.6 million.

As a part of the Supplement Agreement the Sellers will allow Crew and affiliated partners to access the property during the Curing Period to start drilling to identify the most productive areas and confirm historical mineral resource data.

Apex is listed on the Philippine Stock Exchange (PSE:APX).  Its principal asset is the Masara Gold Mine, located in south-eastern Mindanao, where production was closed in 2000. The mine had previously been operated as a small underground operation with a mill and treatment plant on site. The property is located in Compostela Valley which is one of the most prolific gold belts in the Philippines and among others includes the famous Diwalwal gold-rush area, hosted in a similar geological setting.

Crew plans to fast-track its development of the Apex operation in a staged manner targeting the commencement of production in Q1 2006. The plan is to develop the mine from the existing capacity of 1100-1200 tpd to a 2,000 tpd operation by the second half of 2006.   At the same the Company will conduct an aggressive exploration campaign to identify the most productive areas and confirm historical mineral resource data.

The initial production phase will be at 500 tpd and based on the existing plant layout from which necessary modifications will be added, together with other technical changes such as improvements to the milling and treatment scheme and pre-mining underground development activities. This process will be integrated with a number of social tasks such as workforce training, technology transfer and improvement the local infrastructure. The Company will give preference to a local workforce which is largely available from existing small-scale operators in the area.

During the subsequent phase, commissioning of the existing milling capacity with additional crushing equipment will bring production up to 1200 tonne per day. Existing stockpiles of lower grade material supplemented by limited underground production is expected to provide initial gold grades of approximately 4-6 grams per tonne. As exploration work progress and the proportion of underground production increases, grades are expected to improve to a mill-feed grade of 9-10 g/t

The final stage will be to install two new mills and certain other modifications at the plant to achieve a production throughput of 2,000 tonnes per day, which will bring the yearly production to 170-200.000 ounces

Mr Jan Vestrum, President and CEO of Crew Gold, said today: “The acquisition of a majority stake in Apex, with an aim at producing of 170.000-200.000 ounces with 1.5-2 years, is a big step forwards to achieving our mid-tier production target during 2006. The acquisition will further strengthen Crew’s presence in the Philippines, a country, the Company believes is one of the world’s most promising mineral provinces with significant development potential.  The Philippine government is now actively promoting the development of the mining industry as a key driver of the economy, which provides Crew with the framework and potential to create considerable shareholder value from its projects in the country. ”

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com